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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

Michelle S Mapes, Esq.

Husch Blackwell Sanders LLP

1620 Dodge Street

Suite 2100

Omaha NE 68102

(402) 964-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wayne B. Hoovestol No IRS Identification Number
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.   ☐

(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,104
	8.	Shared Voting Power 30,000
	9.	Sole Dispositive Power 109,104
	10.	Shared Dispositive Power 30,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ *
13.	Percent of Class Represented by Amount in Row (11) Approximately .005% (based upon 30,198,098 shares outstanding as of July 30, 2013, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) IN-Individual

*	As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D and this Amendment No. 5, the Reporting Person may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and NTR plc and its wholly-owned affiliates. Based on the most recent information filed with the SEC, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.86% of the issued and outstanding common stock of the Issuer. Based on the most recent information filed with the SEC, NTR plc and its wholly-owned affiliate, Greenstar Investments LLC, beneficially owns 777,653 shares of the Issuer’s common stock, representing approximately 2.58% of issued and outstanding common stock of the Issuer. The Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and NTR plc and its wholly-owned affiliates, except to the extent of any pecuniary interest they may have therein.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 2”) is being filed to amend and supplement (i) the initial Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”); (ii) the Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on March 23, 2010 (the “Amendment No. 1”); (iii) the Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on September 20, 2011, (iv) the Amendment No. 3 to Schedule 13D filed by the Reporting Person with the SEC on March 9, 2012; and (v) the Amendment No. 4 to Schedule 13D filed by the Reporting Person with the SEC on June 10, 2013. Except as specifically amended by this Amendment No. 4, the initial Schedule 13D and Amendment No’s 1, 2, 3 and 4 remains unchanged. Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D.

This Amendment No. 5 is being filed pursuant to Exchange Act Rule 13d-2(a) to report a material decrease in the percentage of shares of common stock beneficially owned by the Reporting Person as a result of sales of common stock by the Reporting Person.

Item 2. Identity and Background

This Statement is being filed on behalf of Mr. Wayne B. Hoovestol (the “Reporting Person”), whose business address is 222 S. 15th St., Ste. 1302, Omaha, NE 68102. Mr. Hoovestol’s principal occupation is a trucking company owner and President of a truck leasing company, whose principal address is the same as Mr. Hoovestol’s business address. Mr. Hoovestol is a citizen of the United States of America.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Reporting Person	Shares of Common Stock Owned		Percentage Ownership (1)
Wayne B. Hoovestol (2)	139,104	(3)	.005%

(1)	Based upon 30,198,098 shares of common stock outstanding as of July 30, 2013, as advised by the Issuer.
(2)	Mr. Hoovestol beneficially owns 139,104 shares of common stock. However, as a result of the Shareholders’ Agreement described in Item 4 and Item 6, the Reporting Person may be deemed to be the beneficial owner of 777,653 shares of the Issuer’s common stock beneficially owned by NTR plc and its affiliates and 2,070,716 shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A., representing in the aggregate 9.9% of the issued and outstanding common stock of the Issuer. Mr. Hoovestol disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
(3)	Mr. Hoovestol owns 109,104 shares of the Issuer’s common stock. Mr. Hoovestol has the sole power to vote and direct disposition of all the common stock owned by him. Mr. Hoovestol’s spouse owns 30,000 shares of the Issuer’s common stock. Mr. Hoovestol has the shared power to vote and direct disposition of the common stock owned by his spouse.

During the past 60 days, Mr. Hoovestol disposed of 331,595 shares of Issuer’s Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibits the listed below have been previously filed as exhibits (as indicate below) and are incorporated by reference in this Schedule 13D/A by reference thereto.

(a)	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC (incorporated by reference to Exhibit (a) to the Reporting Person’s initial Schedule 13D filed October 27, 2008)

(b)	Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol (incorporated by reference to Exhibit (c) to the Reporting Person’s initial Schedule 13D filed October 27, 2008)

(c)	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (d) to the Reporting Person’s initial Schedule 13D filed October 27, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2013
Date

/s/ Wayne B. Hoovestol
Wayne B. Hoovestol, Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)